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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8-68263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BDT & Company, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

401 North Michigan Ave., Suite 3100
(No. and Street)

Chicago	**IL**	**60611**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Burns **312-660-7308**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2016
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BDT & COMPANY, LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Michael E. Burns, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to BDT & Company, LLC for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael E. Burns
Chief Financial Officer
BDT & Company, LLC

2/22/16
Date

Notary Public

OFFICIAL SEAL
MICHELLE PILOTA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/26/17

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BDT & Company, LLC

We have audited the accompanying statement of financial condition of BDT & Company, LLC (the "Company") as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of BDT & Company, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2016

BDT & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	8,719,405
Advisory fees and expense reimbursement receivable		3,176,724
Deposits		35,491
Total Assets	$	11,931,620

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payable to BDT Capital Partners, LLC	$	2,613,138
Deferred advisory revenues		770,837
SIPC fee accrual		138,237
Total Liabilities		3,522,212
MEMBER'S EQUITY		8,409,408
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,931,620

See notes to statement of financial condition.

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization — BDT & Company, LLC (the "Company") is a wholly owned subsidiary of BDT & Company Holdings, LP (the "Parent" or the "Member"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on April 30, 2009, and was approved by the SEC and FINRA as a broker-dealer on October 14, 2009, whereby the Company commenced operations as a broker-dealer.

Nature of Operations — The Company seeks to provide long term, unbiased, trusted, solution-based advice primarily to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, governance, creation of family and management legacies and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes for the year presented. Actual results could differ from management's estimates.

Deferred Advisory Fee Revenues – Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees on the statement of financial condition.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2015, the balance reflected on the statement of financial condition represented cash held at two major United States banking institutions.

Income Taxes — The Company is a single member LLC and as such is not subject to federal or state income tax as taxable income is allocated to its member for inclusion in the member's tax returns. In accordance with the authoritative guidance for uncertainty in income taxes included within Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*, the Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts

of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

New Accounting Pronouncement – In May 2014, FASB issued its final standard on revenue from contracts with customers effective for annual reporting periods beginning after December 15, 2018. The standard, issued by the FASB as Accounting Standard Update 2014-09, outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Management is currently evaluating the impact of this new accounting pronouncement on the Company's statement of financial condition and related disclosures.

2. RELATED PARTY TRANSACTIONS

The Company and BDT Capital Partners, LLC ("BDTCP"), an affiliated entity, have entered into an Administrative Service and Expense Agreement ("ASEA"), whereby BDTCP provides personnel, office space, furniture and equipment, information technology ("IT") and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services to the Company. Other than certain regulatory fees, the Company does not pay any expenses directly, but instead pays its proportionate share of such expenses to BDTCP as defined in the ASEA. The costs, both fixed and variable, are allocated using the methodology defined in the ASEA, which is subject to periodic review and modification by BDTCP. Salaries, benefits, incentive compensation, rent, utilities and other occupancy costs are allocated based on monthly time allocations. IT, market data and telecommunications costs are prorated based on the time allocated to the respective personnel.

Further, as an administrative function, BDTCP pays various expenses on behalf of the Company (primarily legal costs and travel expenses to be reimbursed by advisory clients) for which BDTCP submits these expenses for reimbursement from the Company on a periodic basis. The expenses paid on behalf of the Company are recorded as a payable by the Company and as a receivable by BDTCP.

The payable to BDTCP of $2,613,138 is included in Payable to BDT Capital Partners, LLC on the statement of financial condition and represents the amounts due under the ASEA as of December 31, 2015 as well as billable advisory expenses paid by BDTCP on behalf of the Company.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains bank accounts with balances that may exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large well capitalized banks. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2015 is limited to the amounts reflected on the statement of financial condition.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may

result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2015, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2015, the Company had net capital, as defined, of $5,197,193, which was $4,962,379 in excess of its required net capital of $234,814. The Company's percentage of aggregate indebtedness to net capital was 67.77% at December 31, 2015.

6. SUBSEQUENT EVENT

Management has evaluated subsequent events for the Company through the date the statement of financial condition was issued and has concluded that there are no subsequent events relevant for financial statement disclosure other than a $5,000,000 capital distribution made in February 2016 to the Member.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of BDT & Company, LLC:
401 N. Michigan Avenue
Suite 3100
Chicago, IL 60611

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BDT & Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from the general ledger system, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified party listed above and is not intended to be and should not be used by anyone other than the specified party.

Deloitte & Touche LLP

February 23, 2016

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BDT & Company, LLC

We have reviewed management's statements, included in the accompanying BDT & Company, LLC's Exemption Report in which (1) BDT & Company, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 23, 2016

BDT & COMPANY

THE MERCHANT BANK TO THE CLOSELY HELD℠

BDT & Company LLC's Exemption Report

BDT & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company is exempt from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(2)(i) ("the exemption provisions").

(2) The Company met the identified exemption provisions under 17 C.F.R. § 240.15c3-3(k) for the period from January 1, 2015 to December 31, 2015 without exception.

By: [signature] Date: 2/23/16

Michael E. Burns
Chief Financial Officer